Exhibit 21
ARBITRON INC.
SUBSIDIARIES

State or
Other Jurisdiction
Subsidiaries and Their Affiliates:	of Incorporation

Arbitron Holdings Inc.	Delaware
Arbitron International, LLC (1)	Delaware
Ceridian Infotech (India) Private Limited	India
Arbitron Technology Services India Private Limited (1)	India
Astro West LLC (2)	Delaware

(1)	Is a subsidiary of Arbitron Inc. and Arbitron Holdings, Inc.

(2)	Is a subsidiary of Arbitron Inc.